Exhibit 99.1

News Release

September 18, 2020

Turquoise Hill announces resignation of director Alan Chirgwin and appointment of Alfie Grigg to the Board of Directors

Turquoise Hill Resources today announced that the Company’s Board of Directors has accepted the resignation of non-independent director Alan Chirgwin, effective September 17, 2020. Mr. Chirgwin’s resignation corresponds with his personal decision to leave Rio Tinto.

Peter Gillin, Chairman of Turquoise Hill Board of Directors, said, “The Board would like to thank Alan for his contributions to Turquoise Hill and wish him all the best in his future endeavors.”

The Board of Directors is pleased to announce, that Alfie Grigg will be joining the Board of Turquoise Hill effective 18 September 2020. Mr. Grigg has more than 20 years’ experience as a legal executive and senior advisor with extensive experience in joint ventures, governance, stakeholder engagement, business development and capital markets, across the resources, energy and technology sectors. Mr. Grigg is currently chief Counsel, Pacific for Rio Tinto’s Aluminum business leading the legal and regulatory activities for Rio Tinto’s bauxite mines, alumina refineries, aluminum smelters and associated power generation assets in the Pacific region.

Peter Gillin stated, “We are pleased to welcome Mr. Grigg and look forward to his contributions to the Board.”

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

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Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com